

January 9, 2013

Via E-mail
Mr. Richard Shupe
Chief Financial Officer
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

> **Re:** **United Security Bancshares**
> **Form 10-Q and 10-Q/A for the Quarterly Periods Ended June 30, 2012**
> **Filed August 14, 2012 and September 7, 2012**
> **Response dated November 8, 2012**
> **File No. 000-32897**

Dear Mr. Shupe:

We have reviewed your supplemental response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements

2. Investment Securities Available for Sale and Other Investments, page 10

1. We have reviewed your response to prior comment four from our letter dated October 25, 2012 regarding the company's impairment evaluation at June 30, 2012 and note that your response has not addressed the issue. Please tell us why as a result of the impairment evaluation you concluded that all three private label mortgage-backed securities were determined to be other-than-temporarily impaired yet you only recorded OTTI impairment expense on two private label mortgage-backed securities. In this regard, the

report supplied by Wilary Winn Risk Management LLC, should be cross-referenced to indicate how you determined that an impairment expense of $172,000 was required on only <u>two</u> of the company's private label mortgage-backed securities for the six months ended June 30, 2012. In addition, address the private label mortgage security that you stated was impaired at June 30, 2012, but for which no impairment was taken or advise the staff, as applicable.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant